SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of Letter to the Buenos Aires Stock Exchange dated August 25, 2017.

Autonomous City of Buenos Aires, August 25, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: YPF S.A. signs agreement with Statoil Holding Netherlands B.V.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the Merval Listing Regulations.

In this regard, please be informed that YPF S.A. (“YPF”) signed an agreement (the “Agreement”) on the date hereof with Statoil Holding Netherlands B.V. (“Statoil”), pursuant to which the parties agreed on the principal terms and conditions for the exploration and eventual joint development in two phases in the Bajo del Toro area (the “Area”), located in the Province of Neuquén (see attached map). YPF will continue as the operator of the Area, which covers a total of 157 km2 (38,800 acres).

The Agreement provides for a period of exclusivity for the negotiation and execution of definitive agreements. Once such agreements are signed and certain conditions precedent are fulfilled, including the receipt of applicable regulatory approval from the authorities of the Province of Neuquén, Statoil will acquire a participating interest of 50% in the non-conventional exploration concession for the Area, while YPF will continue to hold the remaining 50% participating interest directly and indirectly. In exchange for this assignment, Statoil will acknowledge YPF’s investments and expenditures in the Area and will pay 100% of certain future investments in the work program agreed between the parties.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 28, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer